Exhibit 99.1

LAKE SHORE GOLD ANNOUNCES FIRST HALF AND SECOND QUARTER 2015 PRELIMINARY COST ESTIMATES

•	Preliminary cash operating cost per ounce sold of US$551 in H1/15, US$597 in Q2/15

•	Preliminary all-in sustaining cost (“AISC”) per ounce sold of US$810 in H1/15, US$879 in Q2/15

•	Preliminary total production costs in H1/15 of approximately $67.0 million, $34.0 million in Q2/15

TORONTO, ONTARIO -- (Marketwired – July 14, 2015) – Lake Shore Gold Corp. (TSX: LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced preliminary cash operating cost(1) and AISC(2) per ounce sold for the first half (“H1/15”) and second quarter (“Q2/15”) of 2015. Final numbers for these measures will be available when the Company issues its H1/15 and Q2/15 financial and operating results on July 30, 2015. Cash operating cost per ounce sold in H1/15 is estimated at approximately US$551 (including US$26 per ounce for royalties) compared to US$588 reported in the first half of 2014 (“H1/14”). AISC per ounce sold in H1/15 is estimated at US$810 versus US$862 in H1/14. Total production costs in H1/15 are estimated at approximately $67.0 million versus full-year 2015 guidance of $125 million. All financial numbers are in Canadian dollars unless otherwise indicated.

Based on estimated unit costs in H1/15, the Company announced on July 8, 2015 that it was revising its unit cost guidance for full-year 2015. Cash operating cost per ounce sold is now targeted to be below US$650, which compares to the previous guidance of between US$650 and US$700. The target for full-year AISC per ounce sold has been revised to better than US$950 from between US$950 and US$1,000 previously.

For Q2/15, preliminary cost estimates include cash operating costs of US$597 per ounce sold (including US$24 per ounce for royalties) and AISC per ounce sold of US$879. Both unit cost measures were in line with the Company’s revised guidance for full-year 2015. Total production costs for Q2/15 are estimated at approximately $34.0 million.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Our unit cost performance in both H1/15 and Q2/15 was very strong, with cash operating costs and AISC for both periods comparing very favourably to our revised full-year guidance. While a weaker Canadian dollar definitely helped us, another key factor driving our performance was the continued effectiveness of our people in finding ways to improve efficiency and produce ounces at low unit costs. Low-cost production continues to be a key driver of our success and of our strong competitive position within the gold mining industry.”

	Three Months Ended			Six Months Ended
	June 30, 2015	Mar. 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production (oz.)
Timmins West	32,000	43,000	41,900	75,000	76,000
Bell Creek	10,600	10,000	10,400	20,600	20,900
Total	42,600	53,000	52,300	95,600	96,900
Gold poured (oz.)	44,400	52,000	53,500	96,400	99,200
Gold sold (oz.)	45,900	52,600	53,500	98,500	96,500
Avg. price (US$/oz.)	1,197	1,219	1,289	1,208	1,291
Avg. price ($/oz.)	1,470	1,504	1,404	1,488	1,416
Costs (US$/oz. sold)
Cash operating costs	597	510	560	551	588
All-in sustaining costs	879	750	784	810	862

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)
Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the most recent reporting period, the three months ended March 31, 2015 and 2014, is set out on page 16 of the Company’s first quarter 2015 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)
All-in sustaining cost is a non-GAAP measure. This measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, growth exploration expenses, reclamation cost accretion not related to current operations, interest and other financing costs and taxes.  The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to total production costs for the most recent reporting period, the three months ended March 31, 2015 and 2014 is set out on page 17 of the Company’s first quarter 2015 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(3)	Bullion relates to gold poured in doré which has not yet been included in revenues and for which cash has not yet been received (valued at market prices).

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected costs, production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com